SCHLUETER & ASSOCIATES, P.C.
                       1050 Seventeenth Street, Suite 1700
                             Denver, Colorado 80265
                            Telephone: (303) 292-3883
                            Facsimile: (303) 296-8880



                                 August 6, 2002


VIA EDGAR
---------
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: Form AW--withdrawal of Registration Statement for Bonso Electronics International Inc.


Ladies and Gentlemen:

     This letter will confirm that we are requesting the immediate withdrawal of the Post-Effective Amendment that was filed on Form F-2 by Bonso Electronics International Inc. ("Bonso"), on August 2, 2002. After discussions with the Staff it is our understanding that the "Flag" that is used for EDGAR identification purposes incorrectly identified the filing as a Post-Effective Amendment, rather than identifying it as a new registration statement that was being combined with two other registration statements that had been previously declared effective under Rule 429. Please be advised that there has been no distribution of the registration statement that was filed on August 2, 2002, or the related Prospectus, and there have been no resales or any activity relating to the resale of the 125,000 shares being registered for resale in the new registration statement. The filing fee for the new registration statement was wire transferred to the SEC on Friday August 2, 2002, and should remain available for the new filing. Based upon discussions with Herb Scholl of the EDGAR office, we will immediately following the filing of the Form AW, submit the filing again with the proper "Flag" identifying the filing as a new registration statement.

     I note that I am duly authorized to file this Form AW, as the Assistant Secretary of Bonso, a member of the Board of Directors of Bonso, and the authorized agent for Bonso in the U.S. I appreciate your assistance, and if you have any questions, please do not hesitate to contact me.

                               Sincerely,


                               /s/ Henry F. Schlueter
                               -------------------------------------------------
                               Henry F. Schlueter, Assistant Secretary,
                               Authorized Agent and Member of the Board of
                               Directors of Bonso Electronics International Inc.


HFS/emd



c:       Bonso Electronics International Inc.